Exhibit 4.18

English Summary of Equity Transfer Agreement

Shanghai The9 Information Technology Co., Ltd. and CHINA THE9 INTERACTIVE LIMITED (as the “Sellers”) and KAPLER PTE. Ltd (as the “Buyer”) entered into an equity transfer agreement dated September 26, 2019 including six supplementary agreements which are integral part thereof (the “Agreement”) regarding The9 Interactive Information Technology (Shanghai) Co., Ltd, The9 Computer Technology Consulting (Shanghai) Co., Ltd and Shanghai Kaie Information Technology Co., Ltd. (as the “Target Companies”).

The following is an English summary of material terms and conditions of the Agreement in accordance with Rule 12b-12(d) under the Securities Exchange Act of 1934, as amended (17 CFR 240.12b-12(d)). In addition to the material terms and conditions that have been summarized herein, the Agreement also includes other customary provisions with respect to subjects such as target equity, equity transfer price, payment schedule, transaction procedures, closing conditions, Sellers’ obligations at closing and undertakings of the Sellers’ before closing.

Parties

Shanghai The9 Information Technology Co., Ltd. ("The9"), a limited liability company established under the laws of China, with legal address at Room 201, Building 3, 690 Bibo Road, China (Shanghai) Pilot Free Trade Zone, and its legal representative is Ji Wei.

CHINA THE9 INTERACTIVE LIMITED ("C91"), a limited liability company established under the laws of Hong Kong, China, with legal address at F/23, the One Island East Centre, 18 Westlands Road, Quarry Bay, Hong Kong.

(“The9” and “C91” are hereinafter collectively referred to as "Sellers". The Sellers agrees that they shall assume the obligations and enjoy the rights hereunder jointly with each other.)

KAPLER PTE. Ltd (the "Buyer"), a limited liability company established under the laws of Singapore, with legal address at 1 HARBOURFRONT AVENUE, #18-01 KEPPEL BAY TOWER, SINGAPORE (098632).

(The “Sellers” and the “Buyer” are hereinafter individually referred to as a “Party” and collectively as the “Parties”.)

WHEREAS:

C91 holds 100% of the equity in The9 Interactive Information Technology (Shanghai) Co., Ltd (“The9 Interactive”) and the The9 holds 100% of the equity in The9 Computer Technology Consulting (Shanghai) Co., Ltd (“The9 Computer”) and Shanghai Kaie Information Technology Co., Ltd (“Shanghai Kaie”, these three companies are hereinafter collectively referred to as the “Target Companies”). The main assets of the Target Companies is the property located at Building No. 3, Zhangjiang Microelectronics Port, 690 Bibo Road, Pudong New Area, Shanghai (details of which are listed in Exhibit 2 hereto, hereinafter referred to as the “Target Property”);

The Sellers intend to transfer 100% of the equity they hold in the Target Companies to the Buyer, and the Buyer intends to purchase 100% of the equity the Sellers hold in the Target Companies, both in accordance with the Agreement ("Equity Transfer"). Both Parties agreed to effect the Equity Transfer on an "as is" basis of the Target Companies in accordance with the following terms and conditions.

Equity Transfer	The Sellers shall transfer 100% of the equity they hold in the Target Companies (the "Target Equity") to the Buyer, and the Buyer shall acquire the Target Equity, both in accordance with the Agreement.

Equity Transfer Price

As stipulated in the Agreement, the transfer price of the Target Equity is RMB Four Hundred and Ninety-three Million (in figures: RMB 493,000,000) (the "Equity Transfer Price").

The aforesaid Equity Transfer Price covers the total amount for the Buyer’s acquisition of the Target Equity held by the Sellers as well as all the rights and interests related to the Target Companies and the Target Property. The Equity Transfer Price is the taxable price of this Equity Transfer, and both Parties shall pay taxes in full based on the amount of the Equity Transfer Price.

Transaction Procedures

Internal Restructuring

On the signing date of this Agreement, the original of all business licenses and other certificates, official seals, department seals, online banking USBkey, reserved seals at bank of the Target Companies and the immovable property certificate of the Target Property shall be successfully co-managed by the Sellers and the Buyer.

Both Parties agree that, within 10 Business Days after the co-management of the aforesaid seals and certificates of the Target Companies, the Sellers shall complete the restructuring of the Target Companies (the "Internal Restructuring") and the registration of changes and pay taxes in accordance with law.

First Instalment	Within five Business Days after the satisfaction of interim conditions, including completion of internal restructuring, the Buyer shall pay RMB 49,300,000.

Internal Debt Restructuring	Both Parties agree to perform certain procedural matters and registrations within the registration and tax authorities in respect to the Target Companies.

Second Instalment	Both Parties agree that, when the Buyer obtains the Notice of Approval of Registration of Change or the receipt of SAMR Registration issued by the SAMR or the receipt for the registration of industry and commerce, the Buyer shall pay 65% of the Equity Transfer Price, totalling RMB 320,450,000.

Release of the Mortgage of the Target Property	Within five Business Days after the repayment of the entrusted loan owed by the Target Companies to the Shanghai Nanxi Branch of China Merchants Bank Co., Ltd, both Parties shall handle the release of the mortgage of the Target Property.

Third Instalment and Last Instalment

Within four Business Days after the Closing Date the Buyer shall pay the amount of 15% of the Equity Transfer Price after withholding applicable tax (the "Third Instalment").

Within 2 months after the Closing Date the Buyer shall pay the amount of 10% of the Equity Transfer Price after deducting the part of domestic tax clearance ("Last Instalment").

Closing Conditions

The Closing of the Target Company and the Target Property (the “Closing”) shall take place immediately after the satisfaction of all of the following conditions, before February 29, 2020:

(1)    The preparatory work for Closing has been completed;

(2)    The SAMR Registration has been completed and new business licenses have been obtained;

(3)    The mortgage of the Target Property has been released, and the certificate for mortgage release has been obtained.

(4)    The Target Companies has no external liabilities;

(5)    All of the MOFCOM Filing, the Registration of Tax Changes and the Registration of Foreign Exchange Information have been completed.

(6)    Before Closing, both Parties have issued to the other Party a letter of confirmation stating that all representations and warranties made by them hereunder are true, accurate, complete and not misleading as at the Closing Date;

(7)    The Second Instalment has been paid;

(8)    The pending issues regarding Target Property conditions have been settled in an appropriate manner.

Sellers' Obligations at Closing

The Sellers shall provide, and cause the Target Companies to provide, to the Buyer all items listed in the hand-over list set forth in the “Hand-over List” and among other things, all new documents, materials and objects arising out of the daily operation of the Target Companies from the date of the Agreement to the Closing Date. In addition, the Sellers shall deliver the Target Companies and the Target Property to the Buyer on an “as is” basis at the Closing Date. The date on which the Sellers complete the matters referred to in this article is hereafter referred to as the "Closing Date".

The Sellers and the Buyer shall jointly go through the procedures for cancelling the official seals, contract seals, financial seals and other seals of the Target Companies no later than the Closing Date. Both Parties will reserve the cancelled official seals, contract seals (if any) and financial seals of the Target Companies for future reference. The cancellation of the original official seals, contract seals, financial seals and other seals shall be deemed to be the completion of the seals handover procedures.

Both Parties agree that, the Buyer shall release the co-management of the Co-management Account of Equity Transfer Price on the Closing Date and both Parties shall release the Co-management Account of Internal Debt Restructuring on the Closing Date.

Since the Closing Date, all rights, obligations and risks of the Target Companies and the Target Property shall be borne by the Buyer as a whole, and have nothing to do with the Sellers, for which the Buyer shall go through relevant procedures as soon as possible. The Sellers shall be liable to the Buyer for any defect found in the Target Companies or the Target Property, whether before or after the Closing, due to the Sellers' failure to provide relevant materials or refusal to provide statements on the contents disclosed in Appendix to the Agreement.

Effectiveness	The Agreement shall enter into force immediately after it is signed and sealed by the legal representatives or authorized representatives of both Parties.

Governing Law	The Agreement shall be governed by, and construed in accordance with the laws of China.

Dispute Resolution	Any disputes arising out of or in relation to the Agreement shall be first settled through consultation. If such disputes cannot be settled through consultation within twenty (20) Business Days after it was brought up by one Party in writing, either Party has the right to submit such dispute to the People’s Court in the jurisdiction where the Agreement was signed.

Language	The Agreement is written in Chinese.